SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

JANUARY-SEPTEMBER OF 2017 RESULTS (9M-2017)

Derived from consolidated interim financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – November 13th, 2017

Main financial highlights

•	Net income of US$ 1,596 million and net margin of 2% in 9M-2017, compared to a net loss of US$ 5,592 million and a negative net margin of 9% in 9M-2016, as a result of:
▪	higher domestic revenues, mainly reflecting higher prices when expressed in U.S. dollars;
▪	higher export revenues, with higher average prices;
▪	reduction in sales volumes of oil products in Brazil;
▪	lower personnel expenses and write-offs of dry and/or sub commercial wells;
▪	gain on the sale of the Company’s interest in Nova Transportadora do Sudeste (NTS) in 2Q-2017;
▪	reduction of impairments; and
▪	higher expenses with adherence to Brazilian Federal Settlement Programs.
•

Adjusted EBITDA* of US$ 20,039 million in 9M-2017, 11% higher than 9M-2016, reflecting increased domestic and export revenues and lower operational expenses. Adjusted EBITDA Margin* was 31% in 9M-2017 and 30% in 9M-2016.

•

The combination of improvement in net cash provided by operating activities, from US$ 18,952 million in 9M-2016 to US$ 21,085 million in 9M-2017, and the reduction in investments**, from US$ 10,157 million in 9M-2016 to US$ 9,271 million in 9M-2017, resulted in a 34% increase in Free Cash Flow*, which reached US$ 11,814 million in 9M-2017. Free Cash Flow* was positive for the tenth quarter in a row.

•	Gross debt decreased 4%, from US$ 118,370 million as of December 31, 2016 to US$ 113,451 million as of September 30, 2017, a reduction of US$ 4,919 million.
•

Net debt* decreased 9% (US$ 8,238 million), from US$ 96,381 million as of December 31, 2016 to US$ 88,143 million as of September 30, 2017. In addition, liquidity management led to a weighted average maturity of outstanding debt increase from 7.46 years as of December 31, 2016 to 8.36 years as of September 30, 2017.

•

Reduction of the ratio between net debt and Last Twelve Months (LTM) Adjusted EBITDA*, from 3.76 as of December 31, 2016 to 3.20 as of September 30, 2017. During the same period, Leverage* decreased from 55% to 51% and the ratio between net debt and LTM OCF* reduced from 3.69 to 3.12.

•	Petrobras employees, as of September 30, 2017, were 62,528, a decrease of 12% compared to September, 30, 2016, due to the voluntary separation incentive plan.

Main operating highlights

•	Total crude oil and natural gas production reached 2,776 thousand barrels of oil equivalent per day (boed) in 9M-2017, being 2,660 thousand boed in Brazil, 3% above 9M-2016.
•	In 9M-2017, output of domestic oil products decreased by 6% when compared to 9M-2016, to 1,802 thousand barrels per day (bpd). Domestic oil product sales decreased by 6% to 1,959 thousand bpd.
•

The Company sustained the position of net exporter, with a balance of 385 thousand bpd in 9M-2017 (vs. 111 thousand bpd in 9M-2016), due to the increase in exports of 39% and reduction in imports of 19%.

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA, LTM OCF, Adjusted EBITDA Margin, Net Debt and Leverage in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA, LTM OCF and Net Debt.

**capital expenditures, investments in investees and dividends received

www.petrobras.com.br/ir*

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

* See definitions of Free Cash Flow, Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt in glossary and the respective reconciliations of such items in Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA, LTM Adjusted EBITDA and Net Debt.

Main Items and Consolidated Economic Indicators

	US$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Sales revenues	65,260	60,002	9	22,700	20,823	9	21,693
Gross profit	20,917	19,062	10	6,712	6,642	1	7,187
Operating income (loss)	11,654	731	1,494	2,458	4,658	(47)	(3,401)
Net finance income (expense)	(7,555)	(6,143)	(23)	(2,343)	(2,747)	15	(2,193)
Consolidated net income (loss) attributable to the shareholders of Petrobras	1,596	(5,592)	129	83	96	(14)	(5,380)
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.12	(0.43)	128	0.01	0.01	−	(0.41)
Adjusted EBITDA *	20,039	18,103	11	6,075	5,934	2	6,855
Adjusted EBITDA margin* (%)	31	30	1	27	28	(1)	32
Gross margin* (%)	32	32	−	30	32	(2)	33
Operating margin* (%)	18	1	17	11	22	(11)	(16)
Net margin* (%)	2	(9)	11	−	−	−	(25)

Total capital expenditures and investments	10,528	11,590	(9)	3,298	3,560	(7)	3,776
Exploration & Production	8,454	10,125	(17)	2,700	2,825	(4)	3,203
Refining, Transportation and Marketing	944	860	10	355	329	8	382
Gas & Power	950	280	239	183	346	(47)	103
Distribution	73	94	(22)	26	24	8	34
Biofuel	16	91	(82)	5	5	−	7
Corporate	91	140	(35)	29	31	(6)	47

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.18	3.55	(10)	3.16	3.22	(2)	3.25
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.17	3.25	(2)	3.17	3.31	(4)	3.25
Variation of the period-end commercial selling rate for U.S. dollar (%)	(2.4)	(16.9)	15	(4.2)	4.4	(9)	1.1

Domestic basic oil products price (U.S.$/bbl)	69.40	65.05	7	67.48	68.35	(1)	70.46
Brent crude (U.S.$/bbl)	51.90	41.77	24	52.08	49.83	5	45.85

Domestic Sales price
Crude oil (U.S.$/bbl)	48.75	37.16	31	48.30	47.25	2	41.77
Natural gas (U.S.$/bbl)	37.49	32.26	16	37.28	38.90	(4)	32.21

International Sales price
Crude oil (U.S.$/bbl)	44.81	43.76	2	44.32	43.77	1	42.38
Natural gas (U.S.$/bbl)	20.47	21.98	(7)	21.90	20.17	9	20.51

Total sales volume (Mbbl/d)
Diesel	726	804	(10)	754	721	5	804
Gasoline	528	542	(3)	512	533	(4)	521
Fuel oil	58	67	(13)	68	50	36	57
Naphtha	141	146	(3)	133	125	6	156
LPG	237	234	1	249	238	5	248
Jet fuel	100	102	(2)	102	96	6	101
Others	169	189	(11)	172	170	1	201
Total oil products	1,959	2,084	(6)	1,990	1,933	3	2,088
Ethanol, nitrogen fertilizers, renewables and other products	109	114	(4)	115	112	3	121
Natural gas	353	334	6	389	350	11	325
Total domestic market	2,421	2,532	(4)	2,494	2,395	4	2,534
Crude oil, oil products and other exports	713	522	37	699	659	6	579
International sales	241	435	(45)	244	237	3	360
Total international market	954	957	−	943	896	5	939
Total	3,375	3,489	(3)	3,437	3,291	4	3,473

*

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.

9M-2017 x 9M-2016 Results*:

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries, and the presentation currency of the Petrobras Group is the U.S. dollar. Therefore, financial records are maintained in Brazilian reais and income and expenses are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

Although the fluctuation of the Brazilian Real affects revenues and expenses in different ways when translated into U.S. dollars, we have only included it in the results of operations discussion when it was a contributing factor to changes in our results of operations as compared to previous periods. In 9M-2017, the average Brazilian Real appreciated by 10% in relation to U.S. dollar when compared to 9M-2016.

Gross Profit

Gross profit increased by 10%, from US$ 19,062 million in 9M-2016 to US$ 20,917  million in 9M-2017, when compared to 9M-2016, mainly due to the effect of foreign exchange translation (the appreciation of the Brazilian Real against the U.S. dollar), which led to higher average prices of oil products in the domestic market. The increase in oil exports, at higher prices and rise in the domestic natural gas production and of its participation in the sales mix also contributed to the result. On the other hand, sales volumes of oil products decreased in the domestic market. Gross margin reached 32% in 9M-2017, in line with 9M-2016.

Operating income

Operating income increased 1,494%, from US$ 731 million in 9M-2016 to US$ 11,654 million in 9M-2017, reflecting foreign exchange translation effects, lower personnel expenses, reduced costs attributable to write-offs of dry and/or subcommercial wells and the decrease in drilling rigs idleness, as well as the gain with the sale of Company’s interest in Nova Transportadora do Sudeste (NTS). Additionally, there was a significant decrease in impairment.

Net Finance Expense

Net finance expense increased 23%, from US$ 6,143 million in 9M-2016 to US$ 7,555 million in 9M-2017, as a result of higher depreciation of the U.S. dollar against the Euro and the Pound and of the increased finance charges arisen from the adherence to the Brazilian Federal Settlement Programs established during the 9M17, despite the lower finance expenses, due to the decreased debt.

Net income (loss) attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras was US$ 1,596 million in 9M-2017, compared to a net loss of US$ 5,592 million in 9M-2016. Net margin was 2% in 9M-2017, compared to a negative margin of 9% in 9M-2016.

Adjusted EBITDA**

Adjusted EBITDA increased by 11%, from US$ 18,103 million in 9M-2016 to US$ 20,039 million in 9M-2017, reflecting increased domestic and export revenues, lower operational expenses and foreign exchange translation effects. The Adjusted EBITDA Margin* reached 31% in 9M-2017 compared to 30% in 9M-2016.

Net cash provided by operating activities and Free Cash Flow **

The higher net cash provided by operating activities, which increased from US$ 18,952 million in 9M-2016 to US$ 21,085 million in 9M-2017, and lower investments (from US$ 10,157 million in 9M-2016 to US$ 9,271 million in 9M-2017) resulted in a positive Free Cash Flow* of US$ 11,814 million, 34% higher than 9M-2016.

* Additional information about operating results of 9M-2017 x 9M-2016, see “Additional Information” item 4.

** See definitions of Free Cash Flow, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

Exploration & Production Main Indicators

	US$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)
Sales revenues	30,739	23,758	29
Brazil	30,078	22,680	33
Abroad	661	1,078	(39)
Gross profit	10,179	5,446	87
Brazil	9,953	5,093	95
Abroad	226	353	(36)
Operating expenses	(2,813)	(6,224)	55
Brazil	(2,386)	(5,794)	59
Abroad	(427)	(430)	1
Operating income (loss)	7,366	(778)	1047
Brazil	7,567	(698)	1184
Abroad	(201)	(80)	(151)
Net income (Loss) attributable to the shareholders of Petrobras	4,931	(419)	1277
Brazil	4,982	(348)	1532
Abroad	(51)	(71)	28
Adjusted EBITDA of the segment *	14,952	10,336	45
Brazil	14,873	10,010	49
Abroad	79	326	(76)
EBITDA margin of the segment (%)*	49	44	5
Capital expenditures of the segment	8,454	10,125	(17)

Average Brent crude (US$/bbl)	51.90	41.77	24

Sales price - Brazil
Crude oil (US$/bbl)	48.75	37.16	31
Sales price - Abroad
Crude oil (US$/bbl)	44.81	43.76	2
Natural gas (US$/bbl)	20.47	21.98	(7)
Crude oil and NGL production (Mbbl/d)	2,223	2,196	1
Brazil	2,158	2,111	2
Abroad	42	59	(29)
Non-consolidated production abroad	23	26	(12)
Natural gas production (Mbbl/d)	553	567	(2)
Brazil	502	479	5
Abroad	51	88	(42)
Total production	2,776	2,763	−

Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.26	10.78	5
including production taxes	19.96	15.58	28

Lifting cost – abroad without production taxes (US$/barrel)	5.06	5.43	(7)

Production taxes - Brazil	5,547	2,913	90
Royalties	2,810	2,032	38
Special participation charges	2,693	843	219
Rental of areas	44	38	16
Production taxes - Abroad	92	190	(52)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

RESULT BY BUSINESS SEGMENT*

EXPLORATION & PRODUCTION (E&P)

9M-2017 x 9M-2016

Gross Profit

Gross profit increased due to higher oil prices and higher production in Brazil, partially offset by increase in production taxes.

Operating income

Operating income was higher due to increase in gross profit, lower impairments expenses, decreased write-offs of dry and/or sub commercial wells and drilling rigs idleness.

Operating Performance

Production

Domestic crude oil, NGL and natural gas production increased mainly due to the start-up of production on new systems: FPSOs Cid. de Caraguatatuba (Lapa), and P-66 (Lula) and the ramp-up of FPSOs  Cid. de Saquarema and Cidade de Maricá, both in the Lula field.

The production of crude oil and NGL abroad declined due to PESA’s sale, in 2016, which was partially offset by the start-up of Saint Malo and Lucius fields, in the United States.

Natural gas production abroad decreased due to the sale of PESA in 2016 and to the lower demand of Bolivian gas from Brazil.

Lifting Cost

Lifting cost increased mainly due to the foreign exchange effects related to expenses denominated in Brazilian Real, partially offset by production increase.

Additionally, higher production taxes were caused by higher oil prices, increased pre-salt production and the impact of the Company’s adherence to the Brazilian Federal Settlement Programs related to production taxes (PRD).

Lifting cost abroad decreased due to the sale of PESA in 2016.

*Biofuels and Corporate segments are disclosed only in segment information tables.

Refining, Transportation and Marketing Main Indicators

	US$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)
Sales revenues	49,722	46,141	8
Brazil (includes trading operations abroad)	50,892	46,573	9
Abroad	1,363	2,325	(41)
Eliminations	(2,533)	(2,757)	8
Gross profit	6,395	11,066	(42)
Brazil	6,403	11,009	(42)
Abroad	(8)	57	(114)
Operating expenses	(2,149)	(4,056)	47
Brazil	(2,113)	(3,990)	47
Abroad	(36)	(66)	45
Operating income (loss)	4,246	7,010	(39)
Brazil	4,290	7,017	(39)
Abroad	(44)	(7)	(529)
Net income (loss) attributable to the shareholders of Petrobras	3,205	4,836	(34)
Brazil	3,235	4,843	(33)
Abroad	(30)	(7)	(329)
Adjusted EBITDA of the segment *	6,239	10,549	(41)
Brazil	6,238	10,509	(41)
Abroad	1	40	(98)
EBITDA margin of the segment (%)*	13	23	(10)
Capital expenditures of the segment	944	860	10
Domestic basic oil products price (US$/bbl)	69.40	65.05	7
Imports (Mbbl/d)	323	399	(19)
Crude oil import	123	158	(22)
Diesel import	15	16	(6)
Gasoline import	11	33	(67)
Other oil product import	174	192	(9)
Exports (Mbbl/d)	708	510	39
Crude oil export	550	356	54
Oil product export	158	154	3
Exports (imports), net	385	111	247
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,802	1,913	(6)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	77	83	(6)
Feedstock processed (excluding NGL)	1,686	1,800	(6)
Feedstock processed	1,734	1,846	(6)
Domestic crude oil as % of total feedstock processed	94	91	3
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	86	132	(35)
Output of oil products	87	134	(35)
Reference feedstock	100	200	(50)
Refining plants utilization factor (%)	82	57	25
Refining cost - Brazil
Refining cost (US$/barrel)	2.95	2.47	19
Refining cost - Abroad (US$/barrel)	4.63	3.96	17
Sales volume (includes sales to BR Distribuidora and third-parties)
Diesel	661	760	(13)
Gasoline	460	486	(5)
Fuel oil	63	62	2
Naphtha	141	146	(4)
LPG	238	235	1
Jet fuel	113	116	(2)
Others	185	204	(10)
Total domestic oil products (Mbbl/d)	1,861	2,010	(7)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

REFINING, TRANSPORTATION AND MARKETING (RTM)

9M-2017 x 9M-2016

Gross Profit

Gross profit decreased mainly due to higher cost of sale, influenced by higher Brent and domestic oil prices, as well as reduction in oil products sales volume in the domestic market, partially offset by higher prices of sales revenues when expressed in U.S. dollar.

Operating Income

Operating income decreased due to the lower gross profit, partially offset by reduction in expenses associated with sales, the voluntary separation plan and impairment.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of domestic production growth and of decrease in volume processed in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Refining Operations

Processed feedstock was lower, mainly due to increase in imports by third parties.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock.

Gas & Power Main Indicators

	US$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)
Sales revenues	8,844	7,032	26
Brazil	8,812	6,641	33
Abroad	32	391	(92)
Gross profit	2,477	1,856	33
Brazil	2,473	1,795	38
Abroad	4	61	(93)
Operating expenses	494	(1,365)	136
Brazil	510	(1,341)	138
Abroad	(16)	(24)	33
Operating income (loss)	2,971	491	505
Brazil	2,981	454	557
Abroad	(10)	37	(127)
Net income (Loss) attributable to the shareholders of Petrobras	1,962	331	493
Brazil	1,945	264	637
Abroad	17	67	(75)
Adjusted EBITDA of the segment *	1,491	1,568	(5)
Brazil	1,493	1,515	(1)
Abroad	(2)	53	(104)
EBITDA margin of the segment (%) *	17	22	(5)

Capital expenditures of the segment **	950	280	239

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	792	845	(6)
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)
Generation of electricity - average MW	2,930	2,106	39
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	92	25	273
Imports of LNG (Mbbl/d)	28	42	(33)
Imports of natural gas (Mbbl/d)	145	183	(21)

*88

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

** The higher capital expenditure on Gas & Power segment is due to the implementation of Rota 3 Pipeline Project and to the reclassification of investments in the Pre-Salt pipelines, which were considered in the E&P segment until 2016.

GAS & POWER (G&P)

9M-2017 x 9M-2016

Gross Profit

Gross profit was higher due to higher natural gas sales and the increase in the participation of national gas in the sales mix.

Operating income

Operating income increased due to the higher gross profit, as well as the gain with the sale of Company’s interest in NTS and lower impairment.

Operating Performance

Physical and Financial Indicators

The increase in the national gas supply led to reduction in imports of natural gas from Bolivia and of LNG.

Electric generation rose due to the reduction in hydrologic volume, which led to higher prices in the spot market.

Distribution Main Indicators

	US$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)
Sales revenues	20,133	20,836	(3)
Brazil	19,122	18,343	4
Abroad	1,011	2,493	(59)
Gross profit	1,493	1,556	(4)
Brazil	1,407	1,291	9
Abroad	86	265	(68)
Operating expenses	(914)	(1,509)	39
Brazil	(868)	(1,225)	29
Abroad	(46)	(284)	84
Operating income (loss)	579	47	1132
Brazil	538	66	715
Abroad	41	(19)	316
Net Income (Loss) attributable to the shareholders of Petrobras	382	39	879
Brazil	356	63	465
Abroad	26	(24)	208
Adjusted EBITDA of the segment *	689	260	165
Brazil	645	158	308
Abroad	44	102	(57)
EBITDA margin of the segment (%)*	3	1	2

Capital expenditures of the segment	73	94	(22)

Market share - Brazil	30.0%	31.3%	(1.3)%

Sales Volumes - Brazil (Mbbl/d)
Diesel	298	320	(7)
Gasoline	188	190	(2)
Fuel oil	49	52	(6)
Jet fuel	51	50	2
Others	86	104	(17)
Total domestic oil products	672	716	(6)

***

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

DISTRIBUTION

9M-2017 x 9M-2016

Gross Profit

The decrease in gross profit reflected lower sales volumes, caused by a reduction in sales to thermoelectric plants, as well as by higher participation of third parties in the oil product sales market.

Operating income

Operating income increased, reflecting the reduction in expenses compared to 2016, related to receivables from the electricity sector and with administrative and judicial claims.

Operating Performance

The market share reduction in the period ending at August, 31st, 2017, compared to the same period of last year, is mainly due to the decrease of 25.2% in the sales volume to thermoelectric plants, due to lower demand for oil in the period. Besides that, there was an increase in competition in the oil products market with increase in imports from third parties.

Liquidity and Capital Resources

	U.S.$ million
	Jan-Sep
	2017	2016	3Q-2017	2Q-2017	3Q-2016
Adjusted cash and cash equivalents* at the beginning of period	21,989	25,837	24,571	20,131	20,366
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(784)	(779)	(1,002)	(918)	(757)
Cash and cash equivalents at the beginning of period	21,205	25,058	23,569	19,213	19,609
Net cash provided by (used in) operating activities	21,085	18,952	7,593	6,108	8,226
Net cash provided by (used in) investing activities	(7,241)	(9,209)	(3,666)	(949)	(2,430)
Capital expenditures, investments in investees and dividends received	(9,271)	(10,157)	(2,936)	(3,201)	(3,161)
Proceeds from disposal of assets (divestment)	2,953	739	1	2,356	735
Investments in marketable securities	(923)	209	(731)	(104)	(4)
(=) Net cash provided by operating and investing activities	13,844	9,743	3,927	5,159	5,796
Net financings	(11,389)	(13,737)	(3,937)	(701)	(3,678)
Proceeds from financing	22,644	12,496	8,879	9,623	3,396
Repayments	(34,033)	(26,233)	(12,816)	(10,324)	(7,074)
Dividends paid to non-controlling interest	(149)	(47)	(22)	(127)	−
Investments by non-controlling interest	(61)	2	(16)	(4)	(47)
Effect of exchange rate changes on cash and cash equivalents	45	563	(26)	29	(98)
Cash and cash equivalents at the end of period	23,495	21,582	23,495	23,569	21,582
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,813	783	1,813	1,002	783
Adjusted cash and cash equivalents* at the end of period	25,308	22,365	25,308	24,571	22,365
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	21,085	18,952	7,593	6,108	8,226
Capital expenditures, investments in investees and dividends received	(9,271)	(10,157)	(2,936)	(3,201)	(3,161)
Free cash flow*	11,814	8,795	4,657	2,907	5,065

As of September 30, 2017, the balance of cash and cash equivalents was US$ 23,495 million and the balance of adjusted cash and cash equivalents was US$ 25,308 million. Our principal uses of funds in 9M-2017 were for repayment of financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of US$ 21,085 million, proceeds from financing of US$ 22,644 million and proceeds from divestments of US$ 2,953 million. The balance of adjusted cash and cash equivalents was positively impacted, in the period jan-sep/2017, by the investment in British Treasury bonds (US$ 651 million).

Net cash provided by operating activities of US$ 21,085 million were mainly generated by: (i) the reduction in import costs, reflecting the decrease in domestic sales and the higher share of national oil in the processed feedstock and of the domestic gas in the sales mix and (ii) the increase in oil and oil products exports, with higher prices. Those factors were partially offset by higher production taxes.

Capital expenditures, investments in investees and dividends received totaled US$ 9,271 million in 9M-2017 (85% in E&P business segment), a 9% decrease when compared to 9M-2016. Free Cash Flow* was positive, amounting to US$ 11,814 million in 9M-2017, 34% higher than 9M-2016 due to higher net cash provided by operating activities and lower investments.

In the nine-month period ended September 2017, proceeds from financing amounted to US$ 22,644 million, with highlights to: (i) Global notes issued in international capital markets in the amount of US$ 10,256 million, with maturities at 2022, 2025, 2027, 2028 and 2044; (ii) debentures issued in the domestic capital markets in the amount of US$ 1,577 million, with maturities at 2022 and 2024; and (iii) funds raised from the domestic and international banking market, with 5 years average terms, in the total amount of US$ 8,682 million .

In addition, the Company paid debts (principal and interest) in the total amount of US$ 34,033 million, mainly attributable to: (i) repurchase of US$7,569 billion of Petrobras’s existing series of global notes with maturities between 2018 and 2021; (ii) pre-payment of banking loans in the amount of US$ 12,488 million with national and international banks; and (iii) pre-payment of financing with BNDES (US$ 1,567 million).

The Company also rolled-over debts, especially through non-cash transactions, including:  (i) exchange of US$ 6,768 million in Global notes issued in international capital markets, with maturities between 2019 and 2021 to new Global notes in the amount of US$ 7,597 million with maturities at 2025 and 2028; and (ii) exchange of some debts in the international banking market maturing from 2018 to 2020, to new similar financings amounting US$ 1,750 million, with maturities ranging from 2020 to 2022.

Repayments of principal and interest totaled US$ 34,033 million in 9M-2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2017	2018	2019	2020	2021	2022 and thereafter	Balance at September 30, 2017	Balance at December 31, 2016
Principal	1,753	6,483	12,443	11,406	13,153	69,304	114,542	119,734
Interest	1,646	6,315	6,028	5,331	4,594	37,979	61,891	58,406
Total	3,399	12,798	18,471	16,737	17,747	107,283	176,433	178,140

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

Consolidated debt

As of September 30, 2017, the total debt in U.S. dollars decreased 4% when compared to December 31, 2016. The net debt in U.S. dollars reduced 9% when compared to December 31, 2016, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 26 million and US$ 223 million as of September 30, 2017, respectively (US$ 18 million and US$ 226 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 8.36 years as of September 30, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between net debt and the LTM Adjusted EBITDA* decreased from 3.76 as of December 31, 2016 to 3.20 as of September 30, 2017. The ratio between net debt and the LTM OCF reduced from 3.69 as of December 31, 2016 to 3.12 as of September 30, 2017.

	U.S.$ million
	09.30.2017	12.31.2016	Δ%
Current debt	7,395	9,773	(24)
Non-current debt	106,056	108,597	(2)
Total	113,451	118,370	(4)
Cash and cash equivalents	23,495	21,205	11
Government securities and time deposits (maturity of more than 3 months)	1,813	784	131
Adjusted cash and cash equivalents *	25,308	21,989	15
Net debt *	88,143	96,381	(9)
Net debt/(net debt+shareholders' equity) - Leverage *	51%	55%	(4)
Total net liabilities *	228,439	224,994	2
(Net third parties capital / total net liabilities)	63%	66%	(3)
Net debt/LTM Adjusted EBITDA ratio *	3.20	3.76	(15)
Average interest rate (% p.a.)	5.9	6.2	(3)
Net debt/LTM OFC ratio*	3.12	3.69	(15)
Weighted average maturity of outstanding debt (years)	8.36	7.46	0.90

	US$ million
	09.30.2017	12.31.2016	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	57,785	63,978	(10)
Fixed rate debt	55,417	54,148	2
Total	113,202	118,126	(4)
Currency
Reais	24,273	24,175	−
US Dollars	81,131	84,951	(4)
Euro	5,268	6,640	(21)
Other currencies	2,530	2,360	7
Total	113,202	118,126	(4)
By maturity
2017	2,818	9,755	(71)
2018	6,817	11,216	(39)
2019	12,283	20,898	(41)
2020	11,385	16,313	(30)
2021	12,996	18,777	(31)
2022 years on	66,903	41,167	63
Total	113,202	118,126	(4)

**

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in Glossary and reconciliation in Reconciliation of Adjusted EBITDA and LTM OCF.

ADDITIONAL INFORMATION

1.	Reconciliation of Adjusted EBITDA and LTM Adjusted EBITDA

Our Adjusted EBITDA is a performance measure computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

The LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, which is established in the Business Plan 2017-2021, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and LTM Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS. These measures must be considered in conjunction with other measures and indicators for a better understanding of the Company's operational performance and financial conditions.

Adjusted EBITDA

	U.S.$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Net income (loss)	1,823	(5,179)	135	204	88	132	(5,339)
Net finance income (expenses)	7,555	6,143	23	2,343	2,747	(15)	2,193
Income taxes	2,800	(64)	4,475	49	2,014	(98)	(298)
Depreciation, depletion and amortization	10,090	10,555	(4)	3,440	3,227	7	3,916
EBITDA	22,268	11,455	94	6,036	8,076	(25)	472
Results in equity-accounted investments	(524)	(169)	(210)	(138)	(191)	28	43
Impairment	110	5,122	(98)	46	71	(35)	4,710
Reclassification of cumulative translation adjustment - CTA	37	1,428	(97)	−	−	−	1,428
Gains and losses on disposal/write-offs of assets (*)	(1,852)	267	(794)	131	(2,022)	106	202
Adjusted EBITDA	20,039	18,103	11	6,075	5,934	2	6,855
Adjusted EBITDA margin (%)	31	30	1	27	28	(1)	32

LTM Adjusted EBITDA

	US$ million
					Last twelve months (LTM) at
	4Q-2016	1Q-2017	2Q-2017	3Q-2017	09.30.2017	12.31.2016
Net income (loss)	830	1,531	88	204	2,653	(4,349)
Net finance income (expenses)	1,612	2,465	2,747	2,343	9,167	7,755
Income taxes	748	737	2,014	49	3,548	684
Depreciation, depletion and amortization	3,410	3,423	3,227	3,440	13,500	13,965
EBITDA	6,600	8,156	8,076	6,036	28,868	18,055
Results in equity-accounted investments	387	(195)	(191)	(138)	(137)	218
Impairment	1,071	(7)	71	46	1,181	6,193
Reclassification of cumulative translation adjustment - CTA	29	37	−	−	66	1,457
Gains and losses on disposal/write-offs of assets (*)	(560)	39	(2,022)	131	(2,412)	(293)
Adjusted EBITDA	7,527	8,030	5,934	6,075	27,566	25,630
Income taxes	(748)	(737)	(2,014)	(49)	(3,548)	(684)
Allowance (reversals) for impairment of trade and others receivables	652	(2)	455	182	1,287	1,131
Trade and other receivables, net	(840)	481	(351)	(904)	(1,614)	(39)
Inventories	(218)	386	(121)	48	95	(518)
Trade payables	351	(1,046)	282	682	269	(1,060)
Deferred income taxes, net	425	475	1,214	(221)	1,893	(913)
Taxes payable	765	11	1,009	572	2,357	675
Others	(704)	(214)	(300)	1,208	(10)	1,892
Net cash provided by operating activities -OCF	7,210	7,384	6,108	7,593	28,295	26,114

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

2.	Impact of our Cash Flow Hedge policy
	US$ million
	Jan-Sep
	2017	2016	2017 x 2016 (%)	3Q-2017	2Q-2017	3Q17 X 2Q17 (%)	3Q-2016
Total inflation indexation and foreign exchange variation	1,376	11,450	(88)	2,345	(2,607)	190	(675)
Deferred Foreign Exchange Variation recognized in other comprehensive income (OCI)	(1,787)	(11,072)	84	(2,457)	2,406	(202)	674
Reclassification from OCI to the Statement of Income	(2,323)	(2,111)	(10)	(812)	(737)	(10)	(658)
Net Inflation indexation and foreign exchange variation	(2,734)	(1,733)	(58)	(924)	(938)	1	(659)

The reclassification of foreign exchange variation expense from Other Comprehensive Income (OCI) to the Statement of Income in 9M-2017 was US$ 2,323 million, a 10% increase compared to 9M-2016 in U.S. dollars, mainly due to foreign exchange translation effects.

The reclassification of foreign exchange variation expense from OCI to the Statement of Income in the 3Q-2017 was US$ 812 million, a 10% increase compared to the 2Q-2017 (US$ 737 million), mainly as a result of the occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made.

Additional hedging relationships may be revoked or additional reclassification adjustments from OCI to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 1 million reclassification adjustment from equity to the statement of income would occur.

The expected annual realization of the foreign exchange variation balance in OCI, on September 30, 2017, is set out below:

	Consolidated

	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(1,357)	(5,354)	(3,586)	(2,483)	(1,994)	(2,279)	(903)	4,947	(13,009)

ADDITIONAL INFORMATION

3.	Special Items
US$ million
Jan-Sep
2017	2016		Items of Income Statement	3Q-2017	2Q-2017	3Q-2016

1,882	207	Gains (losses) on Disposal of Assets	Other income and expenses	(237)	2,118	207
237	(1,107)	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	27	123	(761)
48	69	Amounts recovered relating to Lava Jato Operation	Other income and expenses	20	28	46
−	998	Gains / (losses) on decommissioning of returned/abandoned areas	Other income and expenses	−	−	998
(37)	(1,428)	Cumulative translation adjustment - CTA	Other income and expenses	−	−	(1,428)
(56)	(13)	State Tax Amnesty Program	Other taxes	(16)	(40)	−
(94)	(338)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(73)	(56)	(55)
(128)	(5,250)	Impairment of assets and investments	Several	(71)	(44)	(4,838)
(278)	−	Vitoria 10,000 drilling rig	Other income and expenses	(24)	(254)	−
(310)	(916)	(Losses)/Gains on legal proceedings	Other income and expenses	(335)	230	(678)
(1,374)	−	Impacts of Brazilian federal settlement programs on Income Taxes	Income tax expenses	(27)	(1,347)	−
(1,560)	−	Brazilian federal settlement programs	Several	(326)	(1,234)	−
(1,670)	(7,778)	Total		(1,062)	(476)	(6,509)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(110)	(5,122)	Impairment		(46)	(71)	(4,710)
(18)	(128)	Results in equity-accounted investments		(25)	27	(128)
(128)	(5,250)	Impairment of assets and investments		(71)	(44)	(4,838)

These special items are related to the Company’s businesses and based on management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

3.1	Impacts of Brazilian Federal Settlement Programs (PRT, PERT and PRD) within statement of income

                                                                                                                                                               US$ million

	PRT *	PERT	PRD	Total
Cost of sales	0	0	(131)	(131)
Other taxes	(169)	(605)	(25)	(799)
Finance expenses	(249)	(310)	(71)	(630)
Income taxes - notice of deficiency	(98)	(565)	−	(663)
Total - after reliefs	(516)	(1,480)	(227)	(2,223)
Impacts of PIS/COFINS on amnesty settlement programs	−	(46)	(7)	(53)
Income taxes - deductible expenses	(51)	254	70	273
Other income and expenses - reversal of provision (*)	485	8	−	493
Total with tax effects	(82)	(1,264)	(164)	(1,510)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(711)	−	(711)
Impacts within the statement of income	(82)	(1,975)	(164)	(2,221)
(*) A portion of this provision was recognized within the statement of income in the first quarter 2017 in the amount of US$ 199 million.

ADDITIONAL INFORMATION

4. Results of Operations of 9M-2017 compared to 9M-2016

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”. Accordingly, foreign exchange translation effect in the results of operations discussion are mentioned whenever it was a significant contributing factor to changes in our results of operations as compared to previous periods. For detailed information about foreign exchange translation effects on the Company’s income statement, see item 5 “Foreign exchange translation effects on results of operations of 9M-2017”.

Sales revenues were US$ 65,260 million in 9M-2017, a 9% increase (US$ 5,258 million) when compared to US$ 60,002 million in 9M-2016 mainly due to:

•

Higher export revenues (US$ 4,366 million), mainly due to the increase in crude oil volume exported as a result of a higher domestic production along with the lower domestic demand. The higher international prices of crude oil and oil product were also a contributing factor to the increase in export revenues;

•	Higher domestic revenues (US$ 3,078 million), as a result of:

✓

Higher oil products revenues (US$ 1,173 million), mainly reflecting higher average prices of diesel, gasoline and other oil products when expressed in U.S. dollars. These effects were partially offset by the decrease in oil products sales volume due to the higher portion of products from importers, mainly for diesel and gasoline markets;

✓	Increased electricity revenues (US$ 1,071 million) due to higher thermoelectric dispatch with higher prices in the spot market, as a result of worsen hydrological conditions; and
✓	Higher natural gas revenues (US$ 799 million) as a result of higher prices mainly when expressed in U.S. dollars.

•	Lower revenues from operations abroad (US$ 2,186 million), due to the sale of Petrobras Argentina S.A. (PESA) and Petrobras Chile Distribución Ltda (PCD).

Sales revenues were significantly affected when translated into U.S. dollars. In 9M-2017, foreign exchange translation effects* increased sales revenues by US$ 6,569 million and impacted each component in different ways.

Cost of sales was US$ 44,343 million in 9M-2017, a 8% increase (US$ 3,403 million) compared to US$ 40,940 million in 9M-2016, reflecting:

•	Foreign exchange translation effects which increased the average cost of sales when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
•	Higher production taxes expenses due to the increase in international prices and higher crude oil export volume; and
•	Increased electricity expenses, as a result of higher prices in the spot market.

These effects were partially offset by:

•	Lower import costs of oil and oil products due to the increase in domestic crude oil share on the processed feedstock and the lower oil product sales volume in the domestic market;
•	Lower import costs of natural gas due to higher share of domestic natural gas on sales mix;
•	Decreased depreciation expenses, as a result of impairment provision in 2016;
•	Decreased costs from operations abroad mainly attributable to the sale of PESA and PCD.

Cost of sales was significantly affected when translated into U.S. dollars. In 9M-2017, foreign exchange translation effects* increased cost of sales by US$ 4,364 million and impacted each component in different ways.

Selling expenses were US$ 3,308 million in 9M-2017, a 9% increase (US$ 271 million) compared to US$ 3,037 million in 9M-2016, mainly due to:

•	Foreign exchange translation effects which increased the average selling expenses when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
•	Higher transportation charges by the use of third parties gas pipelines following the sale of Nova Transportadora Sudeste (NTS);

These effects were partially offset by:

•	The effect of the sale of PESA and PCD;
•	Lower freight expenses, due to the appreciation of the Brazilian Real against the U.S. dollar and to decreased domestic sales volume; and
•	Decreased allowance for impairment of trade and other receivables, primarily relating to companies from the electricity sector.

General and administrative expenses were US$ 2,198 million in 9M-2017, a 9% decrease (US$ 227 million) compared to US$ 2,425 million in 9M-2016, mainly due to lower personnel expenses, attributable to the separations of employees under the Voluntary Separation Incentive Plan 2014/2016 and to lower expenses with outsourced administrative services.

Other taxes were US$ 1,367 million in 9M-2017, a US$ 913 million increase compared to US$ 454 million in 9M-2016, mainly as a result of the Company’s decision to enter into the Brazilian Federal Settlement Programs (Programas de Regularização de Débitos Federais) (US$ 799 million) and from the State Tax Amnesty Program (Programa de Anistias Estaduais) (US$ 56 million).

Exploration costs were US$ 494 million in 9M-2017, a 63% decrease (US$ 839 million) compared to US$ 1,333 million in 9M-2016, mainly due to lower exploration expenditures written off as dry hole or sub-commercial wells (US$ 741 million).

Impairment of assets were US$ 110 million in 9M-2017, a 98% decrease (US$ 5,012 million) compared to US$ 5,122 million in 9M-2016, due to the review of assumptions, such as Brent prices, long term exchange rates, portfolio of investments, as well as changes in Brazilian political and economic scenario, that impacted the medium and long term assumptions used in the Company’s Business and Management Plan finalized and approved in 3Q -2016. For more information about impairment of assets, see Note 13 to the Company´s interim consolidated financial statements.

* For detailed information about foreign exchange translation effects on the Company’s income statement, see item 5 “Foreign exchange translation effects on results of operations of 9M-2017”.

Other operating expenses of US$ 1,374 million in 9M-2017, compared to other operating expenses of US$ 5,536 million in 9M-2016, mainly due to:

•	Gain on sale and write-off of assets (US$ 1,902 million), mainly driven by the sale of interests in NTS and on its remaining interests measured at fair value (US$ 217 million);
•

Lower foreign exchange losses reclassified from shareholders’ equity to results triggered by the sale of certain investees (US$ 1,391 million), mainly reflecting to the sale of PESA in the 3Q-2016 (US$ 1,428 million);

•

Reversal of provisions relating to the Voluntary Separation Incentive Plan (PIDV) due to cancellation of enrollments by some employees  in 9M-2017 (US$ 237 million), compared to the PIDV expenses in 9M-2016 (US$ 1,107 million);

•

Lower losses on legal proceedings (US$ 661 million), mainly impacted by the reversal of provision for legal proceedings in respect of tax claims, following the Company’s decision to enter into the Tax Settlement Programs (Programas de Regularização de Tributos Federais) in 2017 (US$ 294 million), as well as reflecting the agreements to settle Opt-Out Claims related to the Class Action in United States in 2016 (US$ 364 million); and

•	Gains on decommissioning of returned/abandoned areas of US$ 998 million in the 3Q-2016, as a result of higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar;

Net finance expense was US$ 7,555 million in 9M-2017, a 23% increase (US$ 1,412 million) when compared to US$ 6,143 million in 9M-2016, mainly due to:

•	Higher foreign exchange and inflation indexation charges (US$ 1,001 million) generated by:

(i)

Foreign exchange losses of US$ 75 million driven by the impact of a 8.2% depreciation of the U.S. dollar against the Pound Sterling on the Company’s net debt in 9M-2017, compared to the foreign exchange gains of US$ 305 million due to the 12.2%  appreciation on the net debt in 9M-2016 (US$ 380 million);

(ii)	Higher depreciation of the U.S. dollar against the Euro on the Company’s net debt in 9M-2017, compared to 9M-2016 (US$ 405 million);
(iii)

Foreign exchange losses of US$ 29 million driven by the impact of a 2.8% appreciation of the Brazilian Real against the U.S. dollar over the positive exposure in U.S. dollar in 9M-2017, compared to the foreign exchange gains of US$ 130 million due to the 16.9% appreciation of the Brazilian Real against the U.S. dollar on the net debt in 9M-2016 (US$ 159 million); and

(iv)	Foreign exchange gains due to lower Brazilian Real x Euro exposure (US$ 52 million).

•	Higher finance expenses (US$ 457 million), mainly due to:
(i)	Finance charges arisen from the Company’s decision to enter into the Brazilian Federal Settlement Programs (Programas de Regularização de Débitos Federais) in 9M-2017 (US$ 630 million); and
(ii)	Lower financing expenses in Brazil, due to pre-payment of debts (US$ 77million), along with higher capitalized borrowing costs (US$ 184 million).

Net finance expense was significantly affected when translated into U.S. dollars. In 9M-2017, foreign exchange translation effects* increased net finance expense by US$ 773 million and impacted each component in different ways.

Results in equity-accounted investments were US$ 524 million in 9M-2017, a US$ 355 million increase compared to the 9M-2016 (US$ 169 million), mainly due to the higher income of associates.

Income taxes expenses were US$ 2,800 million in 9M-2017, compared to a credit of income taxes of US$ 64 million in 9M-2016, mainly as a result of the Company’s decision to enter into the Brazilian Federal Settlement Programs (Programas de Regularização de Débitos Federais) and also to the taxable income/(losses) of the periods. For more information about income taxes expenses, see Note 20.6 to the Company´s interim consolidated financial statements.

*

* For detailed information about foreign exchange translation effects on the Company’s income statement, see item 5 “Foreign exchange translation effects on results of operations of 9M-2017”.

.ADDITIONAL INFORMATION

5. Foreign exchange translation effects on results of operations of 9M-2017

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian Real were translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian Real appreciates against the U.S. dollar, as it did in Jan-Sep/2017, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian Real depreciates against the U.S. dollar, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In Jan-Sep/2017, the results on a constant currency basis were computed by converting the 1Q-2017, 2Q-2017 and 3Q-2017 results from Brazilian Real into U.S. dollars based on the same average exchange rates used in 1Q-2016, 2Q-2016 and 3Q-2016 (3.91, 3.51 and 3.25, respectively).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Sep				Jan-Sep 2017
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2017	2016	Δ	Δ(%)	Foreign exchange translation effects	Results on a constant currency basis	Δ	Δ(%)
Sales revenues	65,260	60,002	5,258	9	6,569	58,691	(1,311)	(2)
Cost of sales	(44,343)	(40,940)	(3,403)	(8)	(4,364)	(39,979)	961	2
Gross profit	20,917	19,062	1,855	10	2,205	18,712	(350)	(2)
Selling expenses	(3,308)	(3,037)	(271)	(9)	(284)	(3,024)	13	−
General and administrative expenses	(2,198)	(2,425)	227	9	(220)	(1,978)	447	18
Exploration costs	(494)	(1,333)	839	63	(40)	(454)	879	66
Research and development expenses	(412)	(424)	12	3	(38)	(374)	50	12
Other taxes	(1,367)	(454)	(913)	(201)	(106)	(1,261)	(807)	(178)
Impairment of assets	(110)	(5,122)	5,012	98	(6)	(104)	5,018	98
Other income and expenses	(1,374)	(5,536)	4,162	75	(172)	(1,202)	4,334	78
Operating income	11,654	731	10,923	1,494	1,339	10,315	9,584	1,311
Net finance income (expense)	(7,555)	(6,143)	(1,412)	(23)	(773)	(6,782)	(639)	(10)
Results in equity-accounted investments	524	169	355	210	57	467	298	176
Income before income taxes	4,623	(5,243)	9,866	188	623	4,000	9,243	176
Income taxes	(2,800)	64	(2,864)	(4,475)	(313)	(2,487)	(2,551)	(3,986)
Net income	1,823	(5,179)	7,002	135	310	1,513	6,692	129

* Variation after isolating foreign exchange translation effects between periods used for translation.

FINANCIAL STATEMENTS

Interim Income Statement - Consolidated

	U.S.$ million
	Jan-Sep
	2017	2016	3Q-2017	2Q-2017	3Q-2016
Sales revenues	65,260	60,002	22,700	20,823	21,693
Cost of sales	(44,343)	(40,940)	(15,988)	(14,181)	(14,506)
Gross profit	20,917	19,062	6,712	6,642	7,187
Selling expenses	(3,308)	(3,037)	(1,339)	(1,209)	(1,027)
General and administrative expenses	(2,198)	(2,425)	(774)	(691)	(937)
Exploration costs	(494)	(1,333)	(213)	(187)	(572)
Research and development expenses	(412)	(424)	(134)	(171)	(151)
Other taxes	(1,367)	(454)	(321)	(954)	(188)
Impairment of assets	(110)	(5,122)	(46)	(71)	(4,710)
Other income and expenses	(1,374)	(5,536)	(1,427)	1,299	(3,003)
	(9,263)	(18,331)	(4,254)	(1,984)	(10,588)
Operating income (loss)	11,654	731	2,458	4,658	(3,401)
Finance income	857	811	234	326	366
Finance expenses	(5,678)	(5,221)	(1,653)	(2,135)	(1,900)
Foreign exchange gains (losses) and inflation indexation charges	(2,734)	(1,733)	(924)	(938)	(659)
Net finance income (expense)	(7,555)	(6,143)	(2,343)	(2,747)	(2,193)
Results in equity-accounted investments	524	169	138	191	(43)
Income (loss) before income taxes	4,623	(5,243)	253	2,102	(5,637)
Income taxes	(2,800)	64	(49)	(2,014)	298
Net income (loss)	1,823	(5,179)	204	88	(5,339)
Net income (loss) attributable to:			−		−
Shareholders of Petrobras	1,596	(5,592)	83	96	(5,380)
Non-controlling interests	227	413	121	(8)	41
	1,823	(5,179)	204	88	(5,339)

FINANCIAL STATEMENTS

Interim Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	09.30.2017	12.31.2016

Current assets	45,436	44,769
Cash and cash equivalents	23,495	21,205
Marketable securities	1,813	784
Trade and other receivables, net	5,216	4,769
Inventories	8,160	8,475
Recoverable taxes	2,493	2,502
Assets classified as held for sale	2,182	5,728
Other current assets	2,077	1,306
Non-current assets	208,311	202,214
Long-term receivables	20,912	20,420
Trade and other receivables, net	5,051	4,551
Marketable securities	232	90
Judicial deposits	4,715	3,999
Deferred taxes	3,190	4,307
Other tax assets	3,285	3,141
Advances to suppliers	1,114	1,148
Other non-current assets	3,325	3,184
Investments	3,996	3,052
Property, plant and equipment	180,171	175,470
Intangible assets	3,232	3,272
Total assets	253,747	246,983

LIABILITIES	U.S.$ million
	09.30.2017	12.31.2016
Current liabilities	22,489	24,903
Trade payables	5,981	5,762
Finance debt and Finance lease obligations	7,395	9,773
Taxes payable	4,269	3,755
Payroll and related charges	1,654	2,197
Pension and medical benefits	897	820
Liabilities associated with assets classified as held for sale	244	492
Other current liabilities	2,049	2,104
Non-current liabilities	147,761	144,530
Finance debt and Finance lease obligations	106,056	108,597
Taxes payable	931	-
Deferred taxes	2,122	263
Pension and medical benefits	23,477	21,477
Provision for decommissioning costs	10,653	10,252
Provisions for legal proceedings	3,826	3,391
Other non-current liabilities	696	550
Shareholders' equity	83,497	77,550
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(24,474)	(30,322)
Non-controlling interests	870	771
Total liabilities and shareholders' equity	253,747	246,983

FINANCIAL STATEMENTS

Interim Statement of Cash Flows – Consolidated

	US$ million
	Jan-Sep
	2017	2016	3Q-2017	2Q-2017	3Q-2016
Net income (loss)	1,823	(5,179)	204	88	(5,339)
(+) Adjustments for:	19,262	24,131	7,389	6,020	13,565
Depreciation, depletion and amortization	10,090	10,555	3,440	3,227	3,916
Foreign exchange, indexation and finance charges	7,397	6,247	2,320	2,580	2,344
Results in equity-accounted investments	(524)	(169)	(138)	(191)	43
Reclassification of cumulative translation adjustment and other comprehensive income	59	1,428	−	−	1,428
Revision and unwinding of discount on the provision for decommissioning costs	573	(514)	194	187	(824)
Gain on remeasurement of investment retained with loss of control	(217)	−	−	(217)	−
Allowance (reversals) for impairment of trade and others receivables	635	479	182	455	141
Gains and losses on disposal / write-offs of assets	(1,635)	267	131	(1,805)	202
Deferred income taxes, net	1,468	(1,338)	(221)	1,214	(610)
Exploration expenditures written-off	225	966	124	93	467
Impairment of assets	110	5,122	46	71	4,710
Inventory write-down to net realizable value	67	305	(11)	55	(17)
Pension and medical benefits (actuarial expense)	2,056	1,700	688	676	612
Judicial deposits	(580)	(493)	(73)	(205)	(138)
Inventories	313	(300)	48	(121)	261
Trade and other receivables, net	(774)	801	(904)	(351)	55
Trade payables	(82)	(1,411)	682	282	(105)
Pension and medical benefits	(620)	(491)	(192)	(272)	(153)
Taxes payable	2,263	164	1,047	1,121	151
Income taxes paid	(671)	(254)	(475)	(112)	(97)
Other assets and liabilities	(891)	1,067	501	(667)	1,179
(=) Net cash provided by (used in) operating activities	21,085	18,952	7,593	6,108	8,226
(-) Net cash provided by (used in) investing activities	(7,241)	(9,209)	(3,666)	(949)	(2,430)
Capital expenditures, investments in investees and dividends received	(9,271)	(10,157)	(2,936)	(3,201)	(3,161)
Proceeds from disposal of assets (divestment)	2,953	739	1	2,356	735
Divestment (investment) in marketable securities	(923)	209	(731)	(104)	(4)
(=) Net cash provided by operating and investing activities	13,844	9,743	3,927	5,159	5,796
(-) Net cash provided by (used in) financing activities	(11,599)	(13,782)	(3,975)	(832)	(3,725)
Proceeds from financing	22,644	12,496	8,879	9,623	3,396
Repayment of principal	(28,565)	(20,925)	(11,156)	(8,186)	(5,415)
Repayment of interest	(5,468)	(5,308)	(1,660)	(2,138)	(1,659)
Dividends paid to non-controlling interest	(149)	(47)	(22)	(127)	−
Investments by non-controlling interest	(61)	2	(16)	(4)	(47)
Effect of exchange rate changes on cash and cash equivalents	45	563	(26)	29	(98)
(=) Net increase (decrease) in cash and cash equivalents in the period	2,290	(3,476)	(74)	4,356	1,973
Cash and cash equivalents at the beginning of period	21,205	25,058	23,569	19,213	19,609
Cash and cash equivalents at the end of period	23,495	21,582	23,495	23,569	21,582

SEGMENT INFORMATION

Interim Consolidated Income by Segment – Jan-Sep/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	30,739	49,722	8,844	156	20,133	−	(44,334)	65,260
Intersegments	29,721	11,958	2,201	148	306	−	(44,334)	−
Third parties	1,018	37,764	6,643	8	19,827	−	−	65,260
Cost of sales	(20,560)	(43,327)	(6,367)	(164)	(18,640)	−	44,715	(44,343)
Gross profit	10,179	6,395	2,477	(8)	1,493	−	381	20,917
Expenses	(2,813)	(2,149)	494	(11)	(914)	(3,924)	54	(9,263)
Selling expenses	(97)	(1,305)	(1,239)	(2)	(750)	25	60	(3,308)
General and administrative expenses	(240)	(345)	(130)	(18)	(204)	(1,261)	−	(2,198)
Exploration costs	(494)	−	−	−	−	−	−	(494)
Research and development expenses	(249)	(9)	(22)	−	−	(132)	−	(412)
Other taxes	(72)	(105)	(226)	(6)	(38)	(920)	−	(1,367)
Impairment of assets	−	(36)	(74)	−	−	−	−	(110)
Other income and expenses	(1,661)	(349)	2,185	15	78	(1,636)	(6)	(1,374)
Operating income (loss)	7,366	4,246	2,971	(19)	579	(3,924)	435	11,654
Net finance income (expense)	−	−	−	−	−	(7,555)	−	(7,555)
Results in equity-accounted investments	81	377	91	(25)	−	−	−	524
Income (loss) before income taxes	7,447	4,623	3,062	(44)	579	(11,479)	435	4,623
Income taxes	(2,502)	(1,444)	(1,011)	6	(197)	2,496	(148)	(2,800)
Net income (loss)	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823
Net income (loss) attributable to:
Shareholders of Petrobras	4,931	3,205	1,962	(38)	382	(9,133)	287	1,596
Non-controlling interests	14	(26)	89	−	−	150	−	227
	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823

Interim Consolidated Income by Segment – Jan-Sep/2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	23,758	46,141	7,032	171	20,836	−	(37,936)	60,002
Intersegments	22,656	12,994	1,812	164	310	−	(37,936)	−
Third parties	1,102	33,147	5,220	7	20,526	−	−	60,002
Cost of sales	(18,312)	(35,075)	(5,176)	(192)	(19,280)	−	37,095	(40,940)
Gross profit	5,446	11,066	1,856	(21)	1,556	−	(841)	19,062
Expenses	(6,224)	(4,056)	(1,365)	(53)	(1,509)	(5,189)	65	(18,331)
Selling expenses	(110)	(1,370)	(633)	(1)	(999)	5	71	(3,037)
General and administrative expenses	(266)	(303)	(161)	(18)	(188)	(1,489)	−	(2,425)
Exploration costs	(1,333)	−	−	−	−	−	−	(1,333)
Research and development expenses	(185)	(40)	(12)	(1)	−	(186)	−	(424)
Other taxes	(75)	(45)	(166)	(3)	(25)	(140)	−	(454)
Impairment of assets	(2,727)	(1,845)	(445)	(7)	(98)	−	−	(5,122)
Other income and expenses	(1,528)	(453)	52	(23)	(199)	(3,379)	(6)	(5,536)

Operating income (loss)	(778)	7,010	491	(74)	47	(5,189)	(776)	731
Net finance income (expense)	−	−	−	−	−	(6,143)	−	(6,143)
Results in equity-accounted investments	48	136	97	(120)	8	−	−	169
Income (loss) before income taxes	(730)	7,146	588	(194)	55	(11,332)	(776)	(5,243)
Income taxes	265	(2,383)	(166)	25	(16)	2,076	263	64
Net income (loss)	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)
Net income (loss) attributable to:
Shareholders of Petrobras	(419)	4,836	331	(169)	39	(9,697)	(513)	(5,592)
Non-controlling interests	(46)	(73)	91	−	−	441	−	413
	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)

Other Income and Expenses by Segment – Jan-Sep/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(1,445)	−	(1,445)
Unscheduled stoppages and pre-operating expenses	(1,089)	(30)	(75)	−	−	(1)	−	(1,195)
Gains / (losses) related to legal, administrative and arbitration proceedings	(423)	(136)	(149)	(1)	(32)	(119)	−	(860)
Allowance for impairment of other receivables	(469)	(8)	−	−	−	(19)	−	(496)
Institutional relations and cultural projects	(1)	(2)	−	−	(31)	(118)	−	(152)
Profit sharing	(35)	(22)	(3)	−	(5)	(33)	−	(98)
Operating expenses with thermoelectric power plants	−	−	(56)	−	−	−	−	(56)
Health, safety and environment	(9)	(6)	(2)	−	−	(33)	−	(50)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Amounts recovered relating to Lava Jato investigation	−	−	−	−	−	48	−	48
Government grants	3	10	54	3	−	−	−	70
Gain on remeasurement of investment retained with loss of control	−	−	217	−	−	−	−	217
Voluntary Separation Incentive Plan - PIDV	52	(13)	44	−	45	109	−	237
Expenses/Reimbursements from E&P partnership operations	271	−	−	−	−	−	−	271
Ship/Take or Pay agreements	1	48	371	−	6	−	−	426
Gains / (losses) on disposal/write-offs of assets (*)	(189)	(128)	1,944	3	10	(5)	−	1,635
Provision for debt assumed from suppliers with subcontractors	−	−	−	−	−	−	−	−
Gains / (losses) on decommisioning of returned/abandoned areas	−	−	−	−	−	−	−	−
Others	227	(62)	(160)	10	85	17	(6)	111
	(1,661)	(349)	2,185	15	78	(1,636)	(6)	(1,374)

Other Income and Expenses by Segment – Jan-Sep/2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(1,051)	−	(1,051)
Unscheduled stoppages and pre-operating expenses	(1,437)	(55)	(35)	−	−	(3)	−	(1,530)
Gains / (losses) related to legal, administrative and arbitration proceedings	(381)	(80)	(136)	(1)	(259)	(664)	−	(1,521)
Allowance for impairment of other receivables	(6)	(11)	−	−	−	(27)	−	(44)
Institutional relations and cultural projects	(4)	(3)	−	−	(13)	(159)	−	(179)
Profit sharing	−	−	−	−	−	−	−	−
Operating expenses with thermoelectric power plants	−	−	(77)	−	−	−	−	(77)
Health, safety and environment	(10)	(12)	(4)	−	(1)	(32)	−	(59)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(1,428)	−	(1,428)
Amounts recovered relating to Lava Jato investigation	−	−	−	−	−	69	−	69
Government grants	4	25	87	5	−	−	−	121
Gain on remeasurement of investment retained with loss of control	−	−	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PIDV	(485)	(261)	(44)	−	2	(319)	−	(1,107)
Expenses/Reimbursements from E&P partnership operations	465	−	−	−	−	−	−	465
Ship/Take or Pay agreements	−	−	194	−	−	−	−	194
Gains / (losses) on disposal/write-offs of assets (*)	(379)	(67)	(12)	−	2	189	−	(267)
Provision for debt assumed from suppliers with subcontractors	(287)	−	−	−	−	−	−	(287)
Gains / (losses) on decommisioning of returned/abandoned areas	998	−	−	−	−	−	−	998
Others	(6)	11	79	(27)	70	46	(6)	167
	(1,528)	(453)	52	(23)	(199)	(3,379)	(6)	(5,536)

(*) Includes returned areas and cancelled projects and the gain on the divestment of NTS in the 2Q-2017, as well as losses on materials and supplies in the amount of US$ 307 million mainly recognized in the third quarter of 2017 due to revised projects portfolio.

.

Interim Consolidated Assets by Segment – 09.30.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	142,440	51,326	20,472	317	6,202	38,368	(5,378)	253,747

Current assets	5,422	10,416	2,205	62	2,923	29,173	(4,765)	45,436
Non-current assets	137,018	40,910	18,267	255	3,279	9,195	(613)	208,311
Long-term receivables	6,892	3,431	2,484	138	1,092	7,438	(563)	20,912
Investments	1,403	1,692	872	18	5	6	−	3,996
Property, plant and equipment	126,389	35,608	14,580	99	1,955	1,590	(50)	180,171
Operating assets	92,596	31,130	11,807	95	1,676	1,221	(50)	138,475
Assets under construction	33,793	4,478	2,773	4	279	369	−	41,696
Intangible assets	2,334	179	331	−	227	161	−	3,232

Interim Consolidated Assets by Segment – 12.31.2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983

Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Assets under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272

Reconciliation of Consolidated Adjusted EBITDA by Segment – Jan-Sep/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823
Net finance income (expenses)	−	−	−	−	−	7,555	−	7,555
Income taxes	2,502	1,444	1,011	(6)	197	(2,496)	148	2,800
Depreciation, depletion and amortization	7,397	1,829	606	4	121	133	−	10,090
EBITDA	14,844	6,452	3,668	(40)	700	(3,791)	435	22,268
Results in equity-accounted investments	(81)	(377)	(91)	25	−	−	−	(524)
Impairment	−	36	74	−	−	−	−	110
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets **	189	128	(2,160)	(3)	(10)	4	−	(1,852)
Adjusted EBITDA *	14,952	6,239	1,491	(18)	690	(3,750)	435	20,039

Reconciliation of Consolidated Adjusted EBITDA by Segment – Jan-Sep/2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	(465)	4,763	422	(169)	39	(9,256)	(513)	(5,179)
Net finance income (expenses)	−	−	−	−	−	6,143	−	6,143
Income taxes	(265)	2,383	166	(25)	16	(2,076)	(263)	(64)
Depreciation, depletion and amortization	8,006	1,630	621	5	118	175	−	10,555
EBITDA	7,276	8,776	1,209	(189)	173	(5,014)	(776)	11,455
Results in equity-accounted investments	(48)	(136)	(97)	120	(8)	−	−	(169)
Impairment	2,727	1,844	445	7	98	−	−	5,122
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	1,428	−	1,428
Gains and losses on disposal/write-offs of assets **	381	64	11	−	(3)	(187)	−	267
Adjusted EBITDA *	10,336	10,549	1,568	(61)	260	(3,773)	(776)	18,103

* See definition of Adjusted EBITDA in glossary.

** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin - Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG - Liquified natural gas.

LPG - Liquified crude oil gas.

LTM Adjusted EBITDA – Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin - Net income (loss) over sales revenues.

NGL - Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - Operating income (loss) over sales revenues.

PESA – Petrobras Argentina S.A.

PERT – Special Tax Settlement Program (Programa Especial de Regularização Tributária)

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

PRD – Non-Tax Settlement Program (Programa de Regularização de Débitos Não-Tributários)

PRT - Tax Settlement Program (Programa de Regularização Tributária)

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net - Total liability less adjusted cash and cash equivalents.

As of September 30th, 2017, the presentation related to the business segment information reflects the management’s assessment related to performance and business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer